EXHIBIT 11
                                                                 ----------
                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                      COMPUTATION OF EARNINGS PER SHARE

                                                    Primary
                                ----------------------------------------------
                                   Three Months Ended     Nine Months Ended
                                     September 30,          September 30,
                                ---------------------- -----------------------
                                   1996        1995        1996        1995
                                   ----        ----        ----        ----
Weighted average shares:
  Shares outstanding            12,403,491  12,367,386  12,357,062  12,367,386
  Estimated increase in shares
   outstanding due to allowed
   claims exceeding $85
   million (1)                     680,420     702,313     695,015     702,313
  Less treasury stock           (2,395,295) (2,395,295) (2,395,295) (2,395,295)
  Net effect of dilutive
   warrants based on
   the treasury stock method       713,098     445,126     630,364     390,938
  Contingent issuance -
   Holders of FCI Notes (2)          -           -           -           -
                                ----------  ----------  ----------   ---------
Totaled weighted average shares
  outstanding                   11,401,714  11,119,530  11,287,146  11,065,342
                                ==========  ==========  ==========  ==========

Net earnings                    $5,213,000  $3,254,000 $12,045,000  $6,038,000
                                ==========  ========== ===========  ==========
Earnings per share                   $0.46       $0.29       $1.07       $0.55
                                     =====       =====       =====       =====

                            Fully Diluted
      ------------------------------------------------------
          Three Months Ended          Nine Months Ended
            September 30,               September 30,
      ------------------------    --------------------------
         1996          1995          1996            1995
         ----          ----          ----            ----

      12,403,491    12,367,386    12,357,062      12,367,386



         680,420       702,313       695,015         702,313
      (2,395,295)   (2,395,295)   (2,395,295)     (2,395,295)


         722,224       505,625       722,224         505,625

         588,235       588,235       588,235         588,235
      ----------    ----------    ----------      ----------
      11,999,075    11,768,264    11,967,241      11,768,264
      ==========    ==========    ==========      ==========

      $5,213,000    $3,254,000   $12,045,000      $6,038,000
      ==========    ==========   ===========      ==========
           $0.43         $0.28         $1.01           $0.51
           =====         =====         =====           =====

    (1) In accordance with the terms of the plans of reorganization, the number of shares to be issued to unsecured claim holders will increase if the amount of the allowed unsecured claims exceeds $85 million. The number of shares issued will be increased to a number equal to 10,000,000 multiplied by the quotient of the total amount of the allowed unsecured claims divided by $85 million. For purposes of the earnings per share computations, the estimated amount of allowed claims, exclusive of the contingent issuance for the holders of the FCI Notes, totaled $110.7 million at September 30, 1996.

   (2) In accordance with the terms of the plans of reorganization, Fairfield has reserved, but not issued, 588,235 shares of Common Stock for the benefit of the holders of the FCI Notes in the event the proceeds from the sale of the collateral securing the FCI Notes, or the value of any such collateral not sold, is insufficient to repay the FCI Notes.